Exhibit 12

RAYTHEON COMPANY

STATEMENT REGARDING COMPUTATION OF

RATIO OF EARNINGS TO COMBINED FIXED CHARGES

(dollar amounts in millions except for ratio)

(excludes discontinued operations for all periods)

	Year Ended December 31,
(In Millions, except ratio)	2010	2009	2008	2007	2006
Pre-tax income from continuing operations attributable to Raytheon Company common stockholders	$2,388	$2,889	$2,498	$2,225	$1,791

Add:
Fixed charges	233	223	232	294	365
Amortization of capitalized interest	4	4	4	3	2

Less:
Capitalized interest	3	3	8	6	5
Income as adjusted	$2,622	$3,113	$2,726	$2,516	$2,153
Fixed charges:
Portion of rents representative of interest factor	$104	$97	$95	$92	$88
Interest on indebtedness	126	123	129	196	272
Capitalized interest	3	3	8	6	5
Fixed charges	$233	$223	$232	$294	$365
Ratio of earnings to fixed charges	11.3	14.0	11.8	8.6	5.9